

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2019

W. Kip Speyer
Chief Executive Officer
Bright Mountain Media, Inc.
6400 Congress Avenue, Suite 2050
Boca Raton, FL 33487

> **Re: Bright Mountain Media, Inc.**
> **Registration Statement of Form S-1**
> **Filed April 25, 2019**
> **File No. 333-231033**

Dear Mr. Speyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Barnard Nolan, Attorney-Adviser, at (202) 551-6515 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Charles B. Pearlman, Esq.